MAYFAIR GOLD REPORTS Q1 2026 OPERATING AND FINANCIAL RESULTS

Toronto, Ontario, May 13, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to report its operating and financial results for the quarter ended March 31, 2026. The full version of the financial statements and accompanying management’s discussion and analysis can be viewed on the Company’s website at www.mayfairgold.ca or under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. For a detailed update on project work completed during the quarter, refer to the news release issued April 27, 2026 “Mayfair Gold Provides Update on Project Work in the First Quarter of 2026 Advancing and Derisking the Fenn-Gib Gold Project”.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The 2026 Pre-Feasibility Study (the “PFS”) outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, building and operating the Fenn-Gib Project and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-

looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO

Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca